UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August, 2004

Commission File Number  000-29546

                              Adastra Minerals Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE                                              [COMPANY LOGO OMITTED]


                   Adastra Seeks to Revitalize Kipushi Project


Trading: TSE:AMZ and AIM:AAA

LONDON, U.K. (August 13, 2004) -- Adastra Minerals Inc. ("Adastra" or "the Company") today announced that it has recommenced negotiations with La Generale des Carrieres et des Mines ("Gecamines"), the state mining company of the Democratic Republic of Congo ("DRC"), aimed at finalizing a framework agreement related to the Kipushi zinc-copper project located in the southern region of the country.

Zinc and copper were produced profitably at the Kipushi mine from 1925 until 1993, when the facilities were placed on care and maintenance due to insufficient foreign exchange to maintain operations. The Kipushi mine is a world-class deposit, with a measured and indicated resource of 16.9 million tonnes with an average grade of 16.7% zinc and 2.2% copper, as calculated by Gecamines and verified by Neil Scott, of International Mining Consultants Limited (a division of IMC Group Consulting Limited), who is a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource is open-ended both along strike and down dip.

"Our management team is convinced that Kipushi, with its existing high grade zinc-copper resource, is a valuable asset for development, particularly given the recovery in the zinc price in recent months," said Tim Read, President & CEO of Adastra Minerals. "Adastra enjoys a good relationship with Gecamines and the government of the DRC with respect to the Kolwezi cobalt-copper tailings project. Our agreement on the Kolwezi project, the first to be negotiated under the new Mining Code, will serve as a template for the redevelopment of Kipushi. Although significant investment will be required on surface facilities and mobile equipment, the Kipushi underground mine is highly developed, offering the potential for a fast track to production when compared to any "green-field" project."

Adastra has an option to redevelop the Kipushi mine through its wholly owned subsidiary Zincongo Limited ("Zincongo"). Kumba Base Metals Limited ("Kumba"), Adastra's joint venture partner, has, in turn, an option to earn up to 50% of Zincongo. During the latest round of negotiations between Zincongo and Gecamines, the parties agreed to a number of principles including:

     o A final round of negotiations will begin as soon as possible to conclude the Framework Agreement;

     o Once the Framework Agreement is executed, Gecamines will transfer the mine's exploitation permit to a Congolese joint venture company controlled by Zincongo and Gecamines;

     o Zincongo will commence the technical and financial feasibility study once the Framework Agreement is executed.

                                                          [COMPANY LOGO OMITTED]

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

~ Ends ~

Contact us:

London
Tim Read                                   Justine Howarth / Cathy Malins
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
    +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com


This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the size and economic potential of mineral resources at the Kipushi project in the Democratic Republic of Congo ("DRC") and the potential negotiation and conclusion of an agreement for the future development and operation of the Kipushi project. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

                  State the full name and address of the principal office in Canada of the reporting issuer:

                  Adastra Minerals Inc. (the "Company")
                  Suite 950 - 1055 West Georgia Street
                  Vancouver, BC  V6E 3P3

Item 2.  Date of Material Change

                  August 16, 2004

Item 3.  News Release

                  The News Release dated August 16, 2004 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

                  A copy of the News Release is attached as Schedule "A".

Item 4.  Summary of Material Change

                  The Company announced that it has recommenced negotiations with La Generale des Carrieres et des Mines, the state mining company of the Democratic Republic of Congo, aimed at finalizing a framework agreement related to the Kipushi zinc-copper project located in the southern region of the country.

Item 5.  Full Description of Material Change

                  For a full description of the material change, see Schedule
                  "A".

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

                  Not Applicable.

Item 7.  Omitted Information

                  Not Applicable.

Item 8.  Executive Officer

                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Tim Read
                  President
                  44-207-355-3552

Item 9.  Date of Report

                  Dated at Vancouver, BC, this 16th day of August, 2004.

                                                           ADASTRA MINERALS INC.

                                                           Per:

                                                           "Paul C. MacNeill"
                                                           ---------------------
                                                           Paul C. MacNeill
                                                           Director

                                  SCHEDULE "A"

NEWS RELEASE                                              [COMPANY LOGO OMITTED]



                   Adastra Seeks To Revitalize Kipushi Project

Trading: TSE:AMZ and AIM:AAA

LONDON, U.K. (August 13, 2004) -- Adastra Minerals Inc. ("Adastra" or "the Company") today announced that it has recommenced negotiations with La Generale des Carrieres et des Mines ("Gecamines"), the state mining company of the Democratic Republic of Congo ("DRC"), aimed at finalizing a framework agreement related to the Kipushi zinc-copper project located in the southern region of the country.

Zinc and copper were produced profitably at the Kipushi mine from 1925 until 1993, when the facilities were placed on care and maintenance due to insufficient foreign exchange to maintain operations. The Kipushi mine is a world-class deposit, with a measured and indicated resource of 16.9 million tonnes with an average grade of 16.7% zinc and 2.2% copper, as calculated by Gecamines and verified by Neil Scott, of International Mining Consultants Limited (a division of IMC Group Consulting Limited), who is a "qualified person" as defined by the Canadian Securities Administrators' NI 43-101. This resource is open-ended both along strike and down dip.

"Our management team is convinced that Kipushi, with its existing high grade zinc-copper resource, is a valuable asset for development, particularly given the recovery in the zinc price in recent months," said Tim Read, President & CEO of Adastra Minerals. "Adastra enjoys a good relationship with Gecamines and the government of the DRC with respect to the Kolwezi cobalt-copper tailings project. Our agreement on the Kolwezi project, the first to be negotiated under the new Mining Code, will serve as a template for the redevelopment of Kipushi. Although significant investment will be required on surface facilities and mobile equipment, the Kipushi underground mine is highly developed, offering the potential for a fast track to production when compared to any "green-field" project."

Adastra has an option to redevelop the Kipushi mine through its wholly owned subsidiary Zincongo Limited ("Zincongo"). Kumba Base Metals Limited ("Kumba"), Adastra's joint venture partner, has, in turn, an option to earn up to 50% of Zincongo. During the latest round of negotiations between Zincongo and Gecamines, the parties agreed to a number of principles including:

     o A final round of negotiations will begin as soon as possible to conclude the Framework Agreement;

     o Once the Framework Agreement is executed, Gecamines will transfer the mine's exploitation permit to a Congolese joint venture company controlled by Zincongo and Gecamines;

     o Zincongo will commence the technical and financial feasibility study once the Framework Agreement is executed.

                                                          [COMPANY LOGO OMITTED]

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AAA". The Company is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. Adastra's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

~ Ends ~

Contact us:

London
Tim Read                                   Justine Howarth / Cathy Malins
Chief Executive Officer                    Parkgreen Communications
T: +44 (0)20 7355 3552                     T: +44 (0)20 7493 3713
F: +44 (0)20 7355 3554                     F: +44 (0)20 7491 3936
E: london@adastramin.com                   E: justine.howarth@parkgreenmedia.com

North America
Martti Kangas
The Equicom Group
T: +1 416 815 0700 x. 243
    +1 800 385 5451 (toll free)
F: +1 416 815 0080
E: mkangas@equicomgroup.com


This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the size and economic potential of mineral resources at the Kipushi project in the Democratic Republic of Congo ("DRC") and the potential negotiation and conclusion of an agreement for the future development and operation of the Kipushi project. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     ADASTRA MINERALS INC.
                                                     ---------------------------
                                                     (Registrant)


Date   August 16, 2004

                                            By:      /s/ Paul C. MacNeill
                                                     ---------------------------

                                                     Paul C. MacNeill
                                                     Director